Exhibit 99.3

Q4 2014 % Change Y/Y Total Revenues $126.5 million - 25% Soda Maker Units 1,018,000 - 34% Flavor Units 6.1million - 38% CO 2 Refill Units 6.3 million +17% Net Income Non - IFRS (1) $7.5 million +995% EPS (2) Non - IFRS (1) $0.35 +1,067% Net Income IFRS - $8.2 million NA EPS (2) IFRS - $0.39 NA Financial Highlights Q4 2014 restructuring. Excluding impact of ) 1 ( 4 2013 million weighted shares outstanding in Q 21.5 and 4 2014 million weighted shares outstanding in Q 21.1 Based on ) 2 (

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Quarterly Revenue 2009 - 2014 (in $ Million) Quarterly Revenue Change 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 141.2 125.9 126.5 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

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Quarterly Soda Maker Unit Sales 2009 - 2014 (in thousands ) Quarterly Soda Maker Units Change 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1,111 776 935 1,196 1,542 604 785 818 1,018 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

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Quarterly Refill Unit Sales 2009 - 2014 (in millions) Quarterly CO 2 Refill Units Change 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 6.5 6.4 6.3 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

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Quarterly Flavor Unit Sales 2009 - 2014 (in millions) Quarterly Flavor Units Change 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 9.3 7.6 6.1 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

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Consolidated Statements of Operations Q 4 - 2014 vs. Q 4 - 2013 Consolidated statements of operations including Reported (Non - IFRS) to IFRS Reconciliation In thousands (other than per share amounts) For the three months ended December 31 2013 2014 Non - IFRS Restructuring 2014 IFRS (Audited) (Unaudited) (Unaudited) (Unaudited) Revenue $ 168,110 $ 126,526 $ - $ 126,526 Cost of revenue 96,781 62,711 8,307 71,018 Gross profit 71,329 63,815 (8,307) 55,508 Operating expenses Sales and marketing 56,242 42,945 - 42,945 General and administrative 12,467 9,437 - 9,437 Other expenses, net - 3,312 7,342 10,654 Total operating expenses 68,709 55,694 7,342 63,036 Operating income 2,620 8,121 (15,649) (7,528) Interest expense (income), net 256 (151) - (151) Other financial expense (income) , net 1,359 (383) - (383) Total financial (income) 1,615 (534) - (534) expense, net 1,005 8,655 (15,649) (6,994) Income before income taxes 324 1,196 - 1,196 Income tax expense Net income for the period 681 7,459 (15,649) (8,190) Net income per share Basic 0.03 0.36 (0.75) (0.39) Diluted 0.03 0.35 (0.74) (0.39) Weighted average number of shares Basic 20,892 21,007 21,007 21,007 Diluted 21,474 21,076 21,076 21,076

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Consolidated Statements of Operations FY 2014 vs. FY 2013 Consolidated statements of operations including Reported (Non - IFRS) to IFRS Reconciliation In thousands (other than per share amounts) For the twelve months ended December 31 2013 2014 Non - IFRS Restructuring 2014 IFRS (Audited) (Unaudited) (Unaudited) (Unaudited) Revenue $ 562,723 $ 511,774 $ $ 511,774 Cost of revenue 277,153 250,379 8,307 258,686 Gross profit 285,570 261,395 (8,307) 253,088 Operating expenses Sales and marketing 186,289 177,668 177,668 General and administrative 50,353 49,795 49,795 Other expenses, net - 3,312 7,342 10,654 Total operating expenses 236,642 230,775 15,649 238,117 Operating income 48,928 30,620 (15,649) 14,971 Interest expense (income), net 551 401 401 Other financial expense (income) , net 1,695 (1,593) - (1,593) Total financial (income) expense, net 2,246 (1,192) - (1,192) Income before income taxes 46,682 31,812 (15,649) 16,163 Income tax expense 4,655 3,868 - 3,868 Net income for the period 42,027 27,944 (15,649) 12,295 Net income per share Basic 2.02 1.33 (0.74) 0.59 Diluted 1.96 1.31 (0.73) 0.58 Weighted average number of shares Basic 20,791 20,968 20,968 20,968 Diluted 21,428 21,251 21,251 21,251

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